LEASEHOLD ACQUISITION
AND
PARTICIPTION AGREEMENT

AP Clark II Prospect
Borden County, Texas

This Leasehold Acquisition and Participation Agreement ("**LAPA**") is entered in to this 29th day of November, 2010, by and between Westerly Exploration, Inc. ("**Westerly**"), a Texas corporation whose mailing address is 3701 Kirby Drive, Suite 514, Houston, Texas 77098 and Blacksands Petroleum Texas, LLC. ("**Blacksands**"), a Texas limited liability corporation whose mailing address is 800 Bering, Suite 250, Houston, Texas 77057, and pertains to the AP Clark II Prospect located in Borden County, Texas. The AP Clark II Prospect is comprised of the cross-hatched lands included within the boundary lines of that certain Area of Mutual Interest as set out on **Exhibit "A"** attached hereto ("**AMI**") with the leases comprising the AP Clark II Prospect being set out on the Schedule of Leases attached hereto as **Exhibit A-1**. Blacksands and Westerly are sometimes hereinafter collectively referred to as the Parties and singularly as the **Party**.

WITNESSETH

WHEREAS, Westerly and **Blacksands** (as successor in title to Bonanza Oil and Gas) are owners of various leasehold interests in and to certain leases and oil and gas wells located within the **AMI**; and

WHEREAS, Westerly is the named operator of the **AMI** which is more particularly set out in that certain Joint Operating Agreement dated August 1, 2007 by and between **Westerly** as operator, and **Blacksands** (as successor in title to Bonanza Oil and Gas, the successor in to title to Lucas Energy, Inc.) as non operator, which is recorded by Notice of Operating Agreement dated September 5, 2007, in the Deed Records of Borden County, Texas in Vol. 301, Page 682 et seq ("**JOA**"); and

WHEREAS, Blacksands desires to acquire from **Westerly** and **Westerly** desire to convey and deliver to **Blacksands**, the leasehold interests or rights thereto in and to the leases and extensions thereof as set forth in Paragraph 1. and 2. below ("**AP Clark II Prospect**"); **and**

WHEREAS, Blacksands and **Westerly** both desire to participate in an oil and gas test well in Section 17 known as the "**W.D. Everett Well No. 3**" located within the **AP Clark II Prospect**. A copy of the authority for expenditure ("**AFE**") for the Everett Well No. 3 is attached hereto as **Exhibit "B"** with a copy of the location plat attached hereto as **Exhibit "B-1"** and with the Drilling Prognosis for such well attached hereto as **Exhibit B-2**.

NOW THEREFORE, in consideration of the premises and other good and valuable considerations, **Westerly** and **Blacksands** agree as follows:

1.   Leasehold Acquisitions: Upon execution of this **LAPA, Blacksands**, by wire transfer, shall pay **Westerly** $260,000 in consideration of the Assignment (in form attached hereto as Exhibit "**C**") to this **LAPA** by **Westerly** to **Blacksands** as follows:

Leasehold Acreage	Acres		Blacksands	
(Includes all heretofor obtained lease extensions and/or renewals under items a. through h. below)				
	Gross [1]	Net	WI	NRI
a. Out of Sec. 4 & 9[2]	1200	300	25%	18.75%
b. Sec. 16	640	160	25%	18.75%
c. Out of Sec. 5 & 6	467	116.35	25%	18.75%
d. Sec. 3	640	160	25%	18.75%
e. Out of Sec. 7	160	96	60%	45%
f. R.M. Livestock (Miller et al) [3]	920	644	70%	52.5%
g. Hall Trust Tract [3]	420	294	70%	52.5%
h. Other Drillsite Acreage	100	70	70%	52.5%

1. These tracts of land comprise the AP Clark II Prospect
2. Excludes Hull 80 Acre Tract
3. Denotes leases to be extended pursuant to 2, below.

2.   Leasehold Extensions: Upon execution of this **LAPA, Blacksands**, by wire transfer, shall pay (or shall have paid) **Westerly** $119,000 ("**Extension Monies**") as advanced payment toward extension(s) of the following:

Lessor(s)		Blacksands	Amount
a.	R.M. Livestock (Miller et al)	70% GWI	$91,000 (est.)
b.	Hall Trust Track Lease	70% GWI	$28,000 (est.)

Westerly shall proceed to consummate the transactions with Lessors to properly extend the said leases and shall bill **Blacksands** 70% of the actual third party costs (including bonus, brokerage and legal) hereinafter referred to as "Brokerage Costs" of such extensions incurred by **Westerly** for work performed after November 1, 2010 to negotiate, execute and file such extensions. In the event 70% of such total **Extension Monies** exceed $119,000, **Blacksands** shall promptly pay such difference to **Westerly** and in the event 70% of such total **Extension Monies** are less than $119,000, **Westerly** shall promptly pay such underage to **Blacksands**. The leases covering the lands described in Paragraph 1 of this **LAPA** constitute the **AP Clark II Prospect**. In the event **Westerly** fails to acquire the extension agreements in accord with Paragraphs 2.a or 2.b above before December 10, 2010, **Westerly** shall immediately reimburse to **Blacksands** all of the **Extension Monies** not expended.

3.   W.D. Everett #3 Drilling Operations: **Westerly** and **Blacksands** agree to drill the **W.D. Everett #3** at the designated location within the **AP Clark II Prospect** and in accord with the **AFE**. **Westerly**, as Operator, will conduct all such operations in accord with the terms and provisions of the **JOA** with such well to be spudded not earlier than December 15, 2010 but before February 1, 2011, subject however to suitable rig availability. **Westerly** anticipates that Robinson Drilling Company will have a suitable rig available for the anticipated spud date and for such actual drilling operations. All costs of such **W.D. Everett #3** drilling operations shall be borne 30% by **Westerly** and 70% by **Blacksands**.

4.   W.D. Everett #3 Casing: The casing program for the **W.D. Everett #3** is estimated to cost $233,700 borne 30% by **Westerly** and 70% by **Blacksands**. Upon execution of this **LAPA**,

Blacksands shall pay, by wire transfer, the sum of $163,590 to **Westerly** for deposit into **Westerly's** imprest account, and not into **Westerly's** general account, for the sole purpose of acquisition of casing for the **W.D. Everett #3**. In the event the actual costs of the requisite casing are greater than, or less than, the estimated costs then all such actual costs shall be borne 30% by **Westerly** and 70% by **Blacksands** whereupon **Blacksands** shall promptly pay **Westerly** 70% of the balance due or **Westerly** shall promptly remit to **Blacksands** 70% of the excess. In the event **Blacksands** elects to drill the well, but not set production casing in the well in accordance with the **JOA**, **Westerly** shall immediately reimburse **Blacksands** for either its proportionate share of the production casing ($99,750) or its proportionate share (In-Kind) of the production casing acquired by **Westerly**, at **Westerly's** discretion.

5. <u>W.D. Everett #3 Drilling Contract</u>: The estimated cost of drilling to casing point on **W.D. Everett #3**, excluding the cost of the casing, is $795,700 borne 30% by **Westerly** and 70% by **Blacksands**. On or before 10 days from the expected date the rig will move in or 2 days prior to Westerly's date of execution of a W.D. Everett #3 drilling contract (whichever is earlier), **Blacksands** shall pay, by wire transfer, the sum of $556,990 to **Westerly** for deposit into **Westerly's** imprest account, and not into Westerly's general account, for the sole purpose of defraying all costs of drilling the **W.D. Everett #3** to casing point. However, in no event shall Blacksand be required to pay such costs before December 15, 2010. In the event actual drilling costs to casing point are greater than, or less than, the estimated drilling costs to casing point, then all such actual costs shall be borne 30% by **Westerly** and 70% by **Blacksands** whereupon **Blacksands** shall promptly pay Westerly 70% of the balance due or **Westerly** shall promptly remit to **Blacksands** 70% of the excess.

6. <u>W.D. Everett #3 Completion</u>: Upon achieving casing point in the **W.D. Everett #3**; completion operations shall proceed in accord with the terms and provisions of the **JOA**. However, any such completion operations as eventually agreed to by **Westerly** and **Blacksands** shall commence only after the wire transfer by **Blacksands** of the sum of $609,500 (the estimated **Blacksands'** 70% share of completion costs) to **Westerly** for deposit into **Westerly's** imprest account, and not into **Westerly's** general account, for the sole purpose of defraying all costs of completing the **W.D. Everett #3**. In the event actual completion costs are greater than, or less than, the estimated completion costs, then all such actual completion costs, shall be borne 30% by **Westerly** and 70% by **Blacksands** whereupon **Blacksands** shall promptly pay **Westerly** 70% of the balance due or **Westerly** shall promptly remit **Blacksands** 70% of the excess.

7. <u>Drilling Contract Default</u>: In the event **Blacksands**, having made the wire transfer payments under Paragraphs 1, 2 and 4 above, should fail, refuse or neglect, for any reason or for no reason, to make the requisite wire transfer payments under Paragraph 5, above, this **LAPA** shall terminate without liability or recourse, either party hereto against the other. Further and in such particular event, **Westerly** shall retain, not as a penalty but as compensation for **Westerly's** efforts and endeavors heretofore performed, all payments made by **Blacksands** to **Westerly**.

8. <u>Completion Default</u>: In the event **Blacksands** fails, refuses or neglects, for any or for no reason, to make the wire transfer payment under Paragraph 6 above, the further provisions of the **JOA** shall apply.

9. <u>Operations</u>: In accordance with the **JOA**, **Westerly** continues as Operator of the **AMI**, including the **AP Clark II Prospect** and the **W.D. Everett #3** with the following exception:

a. **Westerly** agrees to designate **Blacksands** as Operator for the paragraph 1 acreage with R.M. Livestock (Miller et al) and/or Hall Trust leases to wit – Tracts 9 and 10A in Section 7; Tracts 15 and 15A (Section 17); Tract 12 (Section 18); and Tract 16 (Section 19) and except for the W.D. Everett #1 SWD well (W.D. Everett 7-1H is specifically not considered part of this acreage to be operated by **Blacksands**).

        b.   **Blacksands** has the option to be designated as operator for the **W.D. Everett #3** after commencement of production from any subsequent well drilled by **Blacksands** as Operator within the AMI.

        c.   For newly acquired leaseholds within the **AMI**, **Blacksands** and **Westerly** agree the operator shall be the **Party** with the largest ownership interest.

    10.   <u>Salt Water Disposal Well Access</u>: **Blacksands** agrees to pay **Westerly** $65,000 for 16.667% working interest ownership in the W.D. Everett #1 SWD well and **Westerly** agrees to not bill **Blacksands** for salt water disposal from the W.D. Everett 7-1H and Jackson 1H after the last day of October 2010. Blacksands will sign and become subject to the existing SWD Agreement. Such agreement will govern disposal of water from the existing, new and succeeding wells.

    11.   <u>Stipulations</u>: It is expressly stipulated and provided that in the event of conflict between the terms and provisions of this **LAPA** and the terms and provisions of **JOA**, then and in any such event or events, the terms and provisions of this **LAPA** shall prevail. **Westerly** or any other predecessor agreement will conduct its hereunder contemplated activities and operations as a prudent operator in accord with usual and customary industry practices and procedures; however, **Westerly** is not a guarantor of favorable outcomes and shall not be liable for errors of omission or commission absent gross negligence or intentional misconduct.

    12.   <u>LAPA Non-Partnership Provisions</u>: This **LAPA** is not intended to create, and nothing herein contained shall be construed as creating, a partnership, mining partnership, joint venture or other relationship by which one **Party** is liable for the obligations or acts, either of omission or commission, of the other **Party**. The **Parties** intend that any and all liabilities shall be several and not joint or collective. Each party hereto shall have the right to take in kind and market separately the production of oil and/or gas allocated to or attributable to each **Party's** interests.

    13.   <u>Blacksands Representations</u>: **Blacksands** represents and warrants that it is a sophisticated investor in oil and gas investments, and is capable of evaluating the **AP Clark II Prospect** and making an investment decision hereunder and that is has been granted access to information and has had the opportunity to ask questions and receive answers with respect to its investment decision hereunder. **Blacksands** represents and warrants that it is an accredited investor, and a qualified purchaser, both within the meaning of the Securities Act of 1933.

    14.   <u>No Commissions</u>: In the event any person(s) claims or asserts a right to a finder's fee, commission or interest of whatsoever nature as a result of **Blacksands'** acquisition of an interest under this **LAPA** from **Westerly**, then the **Party** against such claim or assertion is made shall assume sole responsibility for such claim or assertion.

    15.   <u>Venue</u>: The laws of the State of Texas shall apply to this **LAPA**.

    16.   <u>Successors and Assigns</u>: This **LAPA** shall be binding upon the undersigned **Parties** hereto and their representatives, successors and assigns upon the express proviso, however, that **Blacksand** shall not convey its rights under this Agreement to a third party absent **Westerly's** prior written consent, which consent shall not be unreasonably withheld and **Westerly** shall not convey its rights under this Agreement to a third party absent **Blacksands'** prior written consent, which consent shall not be unreasonably withheld.

WITNESS the execution hereof this 29th day of November, 2010.

WESTERLY EXPLORATION, INC. BLACKSANDS PETROLEUM TEXAS, LLC.



By: _____   By: _____

Name: Charles Weiner   Name: David V. DeMacco

Title: Chairman   Title: CEO